Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Director Hayden IR Tel: +1-646-536-7331 brett@haydenir.com

AudioCodes Reports Second Quarter 2020 Results

Lod, Israel – July 28, 2020 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 8.1% year-over-year to $53.5 million;

•	Quarterly service revenues increased by 3% year-over-year to $17.1 million;

•	Quarterly UC-SIP revenues increased more than 20% year-over-year;

•	GAAP results:

•	Quarterly GAAP gross margin percentage was 66.7%;

•	Quarterly GAAP operating margin percentage was 16.5%;

•	Quarterly GAAP net income was $6.6 million, or $0.21 per diluted share;

•	Non-GAAP results:

•	Quarterly Non-GAAP gross margin percentage was 66.9%;

•	Quarterly Non-GAAP operating margin percentage was 20.1%;

•	Quarterly Non-GAAP net income was $10.5 million, or $0.32 per diluted share;

•	Net cash provided by operating activities was $10.7 million for the quarter;

•	$85.4 million in new capital, net of expenses of the offering, raised through public offering of ordinary shares.

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced financial results for the second quarter ended June 30, 2020.

AudioCodes Reports Second Quarter 2020 Results	Page 1 of 10

AudioCodes Press Release

Revenues for the second quarter of 2020 were $53.5 million compared to $52.0 million for the first quarter of 2020 and $49.5 million for the second quarter of 2019.

Net income was $6.6 million, or $0.21 per diluted share, for the second quarter of 2020, compared to $4.8 million, or $0.16 per diluted share, for the second quarter of 2019.

On a Non-GAAP basis, net income was $10.5 million, or $0.32 per diluted share, for the second quarter of 2020 compared to $6.8 million, or $0.22 per diluted share, for the second quarter of 2019.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe; (iv) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (v) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

During the second quarter of 2020 the Company raised approximately $85.4 million in net proceeds from the public offering of 2,600,000 ordinary shares at a purchase price of $35 per share.

Net cash provided by operating activities was $10.7 million for the second quarter of 2020. Cash and cash equivalents and long- and short-term bank deposits were $170.4 million as of June 30, 2020 compared to $71.9 million as of December 31, 2019. The increase in cash and cash equivalents and long- and short-term bank deposits was primarily a result of the receipt of the net proceeds of the public offering in June 2020, as well as due to cash provided by operating activities.

“We are pleased to report strong financial results for the second quarter of 2020,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “Work-from-home (WFH) has become the new normal in recent months and UCaaS and Collaboration have taken center stage in the transition of many enterprises to a digital workplace. As a result, we experienced good business momentum across most of the market segments we participate in, most notably in the UCaaS and the Contact Center market segments. Coupling this favorable sales momentum with lower than anticipated operating expenses resulting from the COVID-19 pandemic, we continued to improve our financial performance year-over-year. Underscoring our financial success were improved gross margin, which increased to 66.9% in the second quarter from 63.5% in the year-ago quarter, and the substantial increase in operating income to 20.1% from 14.1% in the second quarter of 2019. As a result, net income increased above 50% year-over–year and we have generated strong cash flow from operations. Continuing the sales trend of the first quarter of 2020, we experienced increased market activity and demand for Microsoft Teams. Revenue related to the MS Teams ecosystem grew more than 300% from the year-ago quarter, reaching a level of above $10 million. In addition, newly created opportunities related to MS Teams have doubled year over year in the second quarter.”

AudioCodes Reports Second Quarter 2020 Results	Page 2 of 10

AudioCodes Press Release

“The progress made in our Voice.ai business was also noteworthy. We saw continued progress in the introduction of Meeting Insights, a productivity enhancement software tool for group collaboration. In the voice.ai gateway (VAIG) business we saw an increase in opportunities relating to adding voice and telephony channels to virtual agents and enterprise intelligent assistants, a rapidly growing use these days. Looking forward, we expect that Collaboration and WFH will continue to take hold as mainstream market trends for coming years. While the full impact of COVID-19 is still uncertain and may remain a global challenge for the next few years, we believe in our ability to respond to new developments and challenges in our markets. We plan to continue our investment in future product offerings and focus on the return on investment to our shareholders," concluded Mr. Adlersberg.

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AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's second quarter of 2020 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2020 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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AudioCodes Press Release

Summary financial data follows

AudioCodes Reports Second Quarter 2020 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$163,849	$64,773
Short-term and restricted bank deposits	5,965	6,416
Trade receivables, net	30,144	27,501
Other receivables and prepaid expenses	7,419	5,626
Inventories	29,469	28,275
Total current assets	236,846	132,591

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$544	$694
Deferred tax assets	17,311	20,466
Operating lease right-of-use assets	26,489	29,688
Severance pay funds	18,783	19,370
Total long-term assets	63,127	70,218

PROPERTY AND EQUIPMENT, NET	4,294	4,392

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,957	37,123

Total assets	$341,224	$244,324

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$1,836	$2,473
Trade payables	4,611	6,628
Other payables and accrued expenses	25,335	24,692
IIA settlement liability	10,780	10,750
Deferred revenues	35,770	33,538
Short-term operating lease liabilities	8,332	8,579
Total current liabilities	86,664	86,660

LONG-TERM LIABILITIES:
Accrued severance pay	$20,350	$20,313
Long-term bank loans	600	1,200
IIA settlement liability	10,780	10,749
Deferred revenues and other liabilities	10,777	9,831
Long-term operating lease liabilities	19,859	23,097
Total long-term liabilities	62,366	65,190

Total shareholders’ equity	192,194	92,474
Total liabilities and shareholders' equity	$341,224	$244,324

AudioCodes Reports Second Quarter 2020 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Revenues:
Products	$70,701	$65,296	$36,367	$32,843
Services	34,843	30,782	17,155	16,656
Total Revenues	105,544	96,078	53,522	49,499
Cost of revenues:
Products	27,793	28,150	14,031	14,372
Services	7,774	7,385	3,793	3,813
Total Cost of revenues	35,567	35,535	17,824	18,185
Gross profit	69,977	60,543	35,698	31,314
Operating expenses:
Research and development, net	22,806	19,659	11,224	10,179
Selling and marketing	25,586	25,220	12,317	12,659
General and administrative	6,578	5,263	3,313	2,592
Total operating expenses	54,970	50,142	26,854	25,430
Operating income	15,007	10,401	8,844	5,884
Financial income (expenses), net	454	(1,079)	(852)	(280)
Income before taxes on income	15,461	9,322	7,992	5,604
Taxes on income, net	(3,558)	(1,479)	(1,353)	(810)
Net income	$11,903	$7,843	$6,639	$4,794
Basic net earnings per share	$0.40	$0.27	$0.22	$0.16
Diluted net earnings per share	$0.38	$0.26	$0.21	$0.16
Weighted average number of shares used in computing basic net earnings per share (in thousands)	30,017	29,214	30,493	29,214
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	31,554	30,737	32,062	30,744

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP net income	$11,903	$7,843	$6,639	$4,794
GAAP net earnings per share	$0.38	$0.26	$0.21	$0.16
Cost of revenues:
Share-based compensation (1)	99	66	49	30
Amortization expenses (2)	136	136	68	68
	235	202	117	98
Research and development, net:
Share-based compensation (1)	490	422	247	210
Selling and marketing:
Share-based compensation (1)	1,623	754	864	421
Amortization expenses (2)	30	30	15	15
	1,653	784	879	436
General and administrative:
Share-based compensation (1)	1,264	739	657	373
Revaluation of earn-out liability (3)	-	(23)	-	-
	1,264	716	657	373
Financial expenses:
Exchange rate differences (4)	(453)	1,258	829	358

Income taxes:
Deferred tax (5)	3,154	1,088	1,124	544
Non-GAAP net income	$18,246	$12,313	$10,492	$6,813
Non-GAAP diluted net earnings per share	$0.57	$0.40	$0.32	$0.22

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.

(2)	Amortization of intangible assets related to the acquisitions of Active Communications Europe assets.

(3)	Expenses or income related to revaluation of an earn-out liability in connection with the acquisition of Active Communications Europe.

(4)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

(5)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$11,903	$7,843	$6,639	$4,794
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,119	980	551	506
Amortization of marketable securities premiums and accretion of discounts, net	-	79	-	23
Increase (decrease) in accrued severance pay, net	624	(115)	312	(276)
Share-based compensation expenses	3,476	1,981	1,817	1,034
Decrease in deferred tax assets, net	3,127	953	1,110	528
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	1	159	13	170
Decrease in operating lease right-of-use assets	3,898	4,063	2,022	2,159
Increase (decrease) in operating lease liabilities	(4,184)	(2,713)	60	(376)
Changes in IIA settlement liability, net	61	-	667	-
Decrease (increase) in trade receivables, net	(2,643)	(2,623)	(1,868)	2,237
Decrease (increase) in other receivables and prepaid expenses	(17)	203	58	457
Increase in inventories	(1,408)	(7,256)	(2,695)	(4,357)
Increase (decrease) in trade payables	(2,017)	3,667	(742)	3,040
Increase (decrease) in other payables and accrued expenses	369	2,065	2,278	(2,401)
Increase in deferred revenues	3,206	7,431	508	884
Net cash provided by operating activities	17,515	16,717	10,730	8,422
Cash flows from investing activities:
Proceeds from short-term deposits	451	5,971	301	-
Proceeds from long-term deposits	150	600	-	300
Proceeds from redemption of marketable securities	-	19,385	-	12,094
Purchase of marketable securities	-	(21,035)	-	(21,035)
Purchase of property and equipment	(641)	(1,361)	(293)	(245)
Net cash provided by (used in) investing activities	(40)	3,560	8	(8,886)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	-	(8,002)	-	(7,051)
Repayment of bank loans	(1,238)	(1,237)	(619)	(619)
Cash dividends paid to shareholders	(3,866)	(3,218)	-	-
Payment related to the acquisition of ACS	-	(410)	-	-
Proceeds from issuance of shares, net	85,654	-	85,654	-
Proceeds from issuance of shares upon exercise of options and warrants	1,051	1,462	703	348
Net cash provided by (used in) financing activities	81,601	(11,405)	85,738	(7,322)

Net increase (decrease) in cash, cash equivalents, and restricted cash	99,076	8,872	96,476	(7,786)
Cash, cash equivalents and restricted cash at beginning of period	69,773	31,503	72,373	48,161
Cash, cash equivalents and restricted cash at end of period	$168,849	$40,375	$168,849	$40,375

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